UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 26, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

This Form 6-K consists of the media release which appears immediately following this page.

UBS AG
Media Relations
Tel. +41-44-234 85 00
www.ubs.com
26 March 2010
Media release
UBS appoints Lukas Gähwiler CEO UBS Switzerland
Zurich/Basel, 26 March 2010 — UBS has appointed Lukas Gähwiler the CEO of UBS Switzerland and the co-CEO of Wealth Management & Swiss Bank. In these roles, he will also become a member of the Group Executive Board. Lukas Gähwiler will take on his function on 1 April 2010. He succeeds Franco Morra, who will support him in the transition period.
Until February 2010, Lukas Gähwiler was under contract with Credit Suisse, where he began his career in 1990 and held various leadership positions with responsibility for client businesses as well as control functions. Most recently, he served as the Chief Credit Officer of Credit Suisse Private Banking, responsible for the division’s credit business worldwide.
CEO Oswald J. Grübel said: “Lukas Gähwiler knows all parts of the banking business — retail banking, wealth management, corporate banking and investment banking. Over the course of his 25-year banking career, Lukas Gähwiler has developed an impressive track record, both in the area of risk and in advising clients. With Lukas Gähwiler, we have a competent, experienced leader for UBS Switzerland, and I am pleased that we were able to attract him.
“The home market of Switzerland is and remains of the utmost importance for the UBS Group. Last year we completed a strategic repositioning of the Swiss business. With the integration of our offerings and all of our business areas into UBS Switzerland, which is supported by an integrated management structure, we have created the conditions to better serve our clients in Switzerland. I would like to thank Franco Morra for his great commitment and for his valuable contributions.”
UBS

Media Relations
26 March 2010

CV Lukas Gähwiler
Lukas Gähwiler was appointed Chief Executive Officer (CEO) of UBS Switzerland and co-CEO of Wealth Management & Swiss Bank as of 1 April 2010. He was also made a member of the Group Executive Board (GEB) and is, in his role as CEO of UBS Switzerland, responsible for all businesses — retail and wealth management; corporate and institutional; and investment banking and asset management — that deal with Swiss clients.
Before joining UBS, Lukas Gähwiler worked at Credit Suisse, where he started his career in 1990. He held various front-office positions in Switzerland and North America for almost 10 years. During this time, he focused on various client segments. Subsequently, he was made the Chief of Staff to the CEO of the Credit Suisse Private and Corporate Business Unit and managed key bank-wide projects. As Chief Credit Officer for the past six years, he was accountable for the worldwide credit business of Private Banking. He was also the highest-ranking authority for credit decisions in the Swiss business, across all client businesses. In this leadership position, he was a member of the Private Banking, Region Switzerland and Chief Risk Officer Management Committees. Prior to joining Credit Suisse, Lukas Gähwiler spent five years in the Private Client Business at St. Galler Kantonalbank.
Lukas Gähwiler earned a bachelor’s degree in business administration from the University of Applied Sciences in St. Gallen, Switzerland and completed an MBA program in corporate finance at the International Bankers School (IBS) in New York as well as the Advanced Management Program (AMP) at Harvard Business School (HBS) in Boston. Lukas Gähwiler was born on 4 May 1965 and is a Swiss citizen.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Daniel Morales
	Name:	Daniel Morales
	Title	Executive Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title	Director

Date: March 26, 2010